SECOND AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT, dated as of February 20, 2004 (this "Agreement"), is by and among Nortek, Inc., a Delaware corporation ("Nortek"), Broan-NuTone LLC, NuTone Inc., Linear Corporation, Nordyne Inc., Governair Corporation, Mammoth, Inc., Temtrol, Inc., Webco, Inc., Rangaire LP, Jensen Industries, Inc., Multiplex Technology, Inc., Xantech Corporation, Aubrey Manufacturing, Inc., Rangaire LP, Inc., Elan Home Systems, L.L.C., SpeakerCraft, Inc., Operator Specialty Company, Inc. (each a "Domestic Borrower" and, collectively, the "Domestic Borrowers"), Broan-NuTone Canada Inc. ("BNC"), Venmar Ventilation Inc. ("VVI"), Venmar CES, Inc. ("CES"), Venmar Ventilation (H.D.H.) Inc. ("H.D.H.") and Ventrol Air Handling Systems Inc. ("VAH," and together with BNC, VVI, CES and H.D.H., each, a "Canadian Borrower," and, collectively, the "Canadian Borrowers," and, together with the Domestic Borrowers, each, a "Borrower" and collectively, the "Borrowers") the Lenders party to the Credit Agreement referred to below (the "Lenders") and FLEET CAPITAL CORPORATION, as administrative agent (the "Administrative Agent") and FLEET CAPITAL CANADA CORPORATION, as Canadian Agent and as the Canadian Lender ("Canadian Agent").

RECITALS:

WHEREAS, the Borrowers, Administrative Agent, Canadian Agent and the Lenders are parties to that certain Loan and Security Agreement dated as of July 25, 2002 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the "Credit Agreement"); and

WHEREAS, the Borrowers, Administrative Agent, Canadian Agent and the Lenders wish to amend the Credit Agreement in certain respects as set forth herein, subject to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

SECTION 1. DEFINED TERMS. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given them in the Credit Agreement.

SECTION 2. AMENDMENTS TO CREDIT AGREEMENT. The Credit Agreement is, as of the Effective Date (as defined below), hereby amended as follows:

2.1 Clause (c) of Section 8.2.1, "Mergers; Consolidations; Acquisitions; Structural Changes," is hereby amended by deleting the dollar amount "$50,000,000" contained in clause (ii) therein and replacing such dollar amount with the dollar amount "$40,000,000."

2.2 Clause (ii) of Section 8.2.6, "Payments and Amendments of Certain Debt," is hereby amended by deleting the dollar amount "$50,000,000" contained in clause (z) therein and replacing such dollar amount with the dollar amount "$40,000,000."

2.3 Section 8.3 of the Credit Agreement, "Specific Financial Covenants," is hereby amended by (i) deleting the dollar amount "$40,000,000" contained therein and replacing such dollar amount with the dollar amount "$30,000,000" and (ii) deleting the dollar amount "$175,000,000" contained therein and replacing such dollar amount with the dollar amount "$155,000,000".

2.4 The definition of "Cash Collateral Cure Event" contained in Appendix A to the Credit Agreement is hereby amended by deleting the dollar amount "$40,000,000" contained therein and replacing such dollar amount with the dollar amount "$30,000,000."

2.5 The definition of "Cash Collateral Event" contained in Appendix A to the Credit Agreement is hereby amended by deleting the dollar amount "$40,000,000" contained therein and replacing such dollar amount with the dollar amount "$30,000,000."

2.6 Each of Elan Home Systems, L.L.C., SpeakerCraft, Inc. and Operator Specialty Company, Inc. are hereby added as Domestic Borrowers and Guarantors under the Credit Agreement.

SECTION 3. CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT. This Agreement shall become effective upon the date (the "Effective Date") each of the following conditions have been satisfied:

(a) Execution and Delivery. Each Borrower and the Lenders shall have executed and delivered this Agreement.

(b) No Defaults. No Default or Event of Default under the Credit Agreement (as amended hereby) shall have occurred and be continuing.

(c) Representations and Warranties. The representations and warranties of the Borrowers contained in this Agreement, the Credit Agreement (as amended hereby) and the other Loan Documents shall be true and correct in all material respects as of the Effective Date, with the same effect as though made on such date, except to the extent that any such representation or warranty expressly refers to an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

(d) Amendment Fee. Borrowers shall have paid to the Administrative Agent, for the pro rata accounts of the Lenders which have timely approved this Agreement, as evidenced by each such Lender's execution and delivery of a counterpart signature page to this Agreement on or prior to 5:00 p.m. New York time on February 20, 2004, in an aggregate amount for all such Lenders which have timely approved this Agreement on or prior to 5:00 p.m. New York time on February 20, 2004 equal to $100,000.

SECTION 4. REPRESENTATIONS AND WARRANTIES.

(a)   Each Borrower represents and warrants (i) that it has full power and authority to enter into this Agreement and perform its obligations hereunder in accordance with the provisions hereof, (ii) that this Agreement has been duly authorized, executed and delivered by such party and (iii) that this Agreement constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and by general principles of equity.

(b)   Each Borrower represents and warrants that the following statements are true and correct:

(i)   The representations and warranties contained in the Credit Agreement and each of the other Loan Documents are and will be true and correct in all material respects on and as of the Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and correct in all material respects on and as of such earlier date.

(ii)   No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Agreement that would constitute an Event of Default.

(iii)   The execution, delivery and performance of this Agreement by the Borrowers do not and will not violate its respective certificate or articles of incorporation or by-laws, any law, rule, regulation, order, writ, judgment, decree or award applicable to it or any contractual provision to which it is a party or to which it or any of its property is subject.

(c)   No authorization or approval or other action by, and no notice to or filing or registration with, any governmental authority or regulatory body is required in connection with its execution, delivery and performance of this Agreement and all agreements, documents and instruments executed and delivered pursuant to this Agreement.

SECTION 5.   REFERENCES TO AND EFFECT ON THE CREDIT AGREEMENT.

(a)   On and after the Effective Date each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of like import, and each reference to the Credit Agreement in the Loan Documents and all other documents (the "Ancillary Documents") delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

(b)   Except as specifically amended above, the Credit Agreement, the Loan Documents and all other Ancillary Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c)   The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver (except as specifically waived above) of

any right, power or remedy of the Lenders, Canadian Agent or the Administrative Agent under the Credit Agreement, the Loan Documents or the Ancillary Documents.

SECTION 6. <u>LIEN PERFECTION; FURTHER ASSURANCES</u>. Borrowers hereby agree that at Administrative Agent's request, Borrowers shall promptly execute or cause to be executed and shall deliver to Administrative Agent or Canadian Agent, as the case may be, any and all documents, instruments and agreements deemed necessary by Administrative Agent or Canadian Agent, as the case may be, to give effect to or carry out the terms or intent of the Loan Documents, including, without limitation, as are necessary to perfect Administrative Agent's Lien upon any of the Domestic Borrower Collateral with respect to each of Elan Home Systems, L.L.C., SpeakerCraft, Inc. and Operator Specialty Company, Inc.

SECTION 7. <u>JOINDER IN LOAN AND SECURITY AGREEMENT</u>. To secure the prompt payment when due (whether at stated maturity, by acceleration or otherwise) and performance of all of the Obligations, each of Elan Home Systems, L.L.C., SpeakerCraft, Inc. and Operator Specialty Company, Inc. hereby unconditionally grants to Administrative Agent, for itself and the benefit of Canadian Agent and Lenders, a continuing Lien upon all of its right, title and interest in, to and under all Collateral, whether now owned by or owing to, or hereafter acquired by or arising in favor of each of Elan Home Systems, L.L.C., SpeakerCraft, Inc. and Operator Specialty Company, Inc., in accordance with the terms of the Loan and Security Agreement, including, without limitation, Section 5 thereof, which is incorporated herein by reference.

SECTION 8. <u>EXECUTION IN COUNTERPARTS</u>. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9. **<u>GOVERNING LAW</u>. THIS AGREEMENT SHALL BE GOVERNED BY, AND BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE INTERNAL CONFLICTS OF LAWS PROVISIONS THEREOF.**

SECTION 10. <u>HEADINGS</u>. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purposes.

NY:842712.5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date above first written.

NORTEK, INC.

By: _____

Name: _____

Title: _____

BROAN-NUTONE LLC

By: _____

Name: _____

Title: _____

NUTONE INC.

By: _____

Name: _____

Title: _____

LINEAR CORPORATION

By: _____

Name: _____

Title: _____

NORDYNE INC.

By: _____

Name: _____

Title: _____

GOVERNAIR CORPORATION

By: _____

Name: _____

Title: _____

MAMMOTH, INC.

By: _____

Name: _____

Title: _____

TEMTROL, INC.

By: _____

Name: _____

Title: _____

WEBCO, INC.

By: _____

Name: _____

Title: _____

RANGAIRE LP

By: _____

Name: _____

Title: _____

JENSEN INDUSTRIES, INC.

By: _____

Name: _____

Title: _____

MULTIPLEX TECHNOLOGY, INC.

By: _____

Name: _____

Title: _____

XANTECH CORPORATION

By: _____

Name: _____

Title: _____

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AUBREY MANUFACTURING, INC.

By: _Edward J Cooney_
Name: _____
Title: _____

RANGAIRE LP, INC.

By: _Edward J Cooney_
Name: _____
Title: _____

BROAN-NUTONE CANADA INC.

By: _Edward J Cooney_
Name: _____
Title: _____

VENMAR VENTILATION INC.

By: _Edward J Cooney_
Name: _____
Title: _____

VENMAR CES, INC.

By: _Edward J Cooney_
Name: _____
Title: _____

VENMAR VENTILATION (H.D.H.) INC.

By: _Edward J Cooney_
Name: _____
Title: _____

VENTROL AIR HANDLING SYSTEMS INC.

By: _Edward J Cooney_
Name: _____
Title: _____

- 3 -

ELAN HOME SYSTEMS, L.L.C.

By: _____
Name: _____
Title: _____

SPEAKERCRAFT, INC.

By: _____
Name: _____
Title: _____

OPERATOR SPECIALTY COMPANY, INC.

By: _____
Name: _____
Title: _____

FLEET CAPITAL CORPORATION,
    as Administrative Agent and as a Lender

By: _____
Name: _____
Title: _____

FLEET CAPITAL CANADA CORPORATION,
    as Canadian Agent and as the Canadian Lender

By: _____
Name: _____
Title: _____

FLEET NATIONAL BANK,
    as Issuing Bank

By: _____
Name: _____
Title: _____

- 4 -

ELAN HOME SYSTEMS, L.L.C.

By: _____

Name: _____

Title: _____

SPEAKERCRAFT, INC.

By: _____

Name: _____

Title: _____

OPERATOR SPECIALTY COMPANY, II

By: _____

Name: _____

Title: _____

FLEET CAPITAL CORPORATION,
    as Administrative Agent and as a Lender

By: ___David Fiorit_____

Name: _____David Fiorit_____

Title: _____SVP_____

FLEET CAPITAL CANADA CORPORA
    as Canadian Agent and as the Canadian Len

By: _____

Name: _____

Title: _____

FLEET NATIONAL BANK,
    as Issuing Bank

By: _____

Name: _____

Title: _____

- 4 -

ELAN HOME SYSTEMS, L.L.C.

By: _____
Name: _____
Title: _____

SPEAKERCRAFT, INC.

By: _____
Name: _____
Title: _____

OPERATOR SPECIALTY COMPANY, INC.

By: _____
Name: _____
Title: _____

FLEET CAPITAL CORPORATION,
as Administrative Agent and as a Lender

By: _____
Name: _____
Title: _____

FLEET CAPITAL CANADA CORPORATION,
as Canadian Agent and as the Canadian Lender



By: _____ Doug McKenzie
Name: _____
Title: _____ Vice President &
                      General Manager

FLEET NATIONAL BANK,
as Issuing Bank

By: _____
Name: _____
Title: _____

- 4 -

ELAN HOME SYSTEMS, L.L.C.

By: _____
Name: _____
Title: _____

SPEAKERCRAFT, INC.

By: _____
Name: _____
Title: _____

OPERATOR SPECIALTY COMPANY, INC.

By: _____
Name: _____
Title: _____

FLEET CAPITAL CORPORATION,
  as Administrative Agent and as a Lender

By: _____
Name: _____
Title: _____

FLEET CAPITAL CANADA CORPORATION,
  as Canadian Agent and as the Canadian Lender

By: _____
Name: _____
Title: _____

FLEET NATIONAL BANK,
  as Issuing Bank

By: _____
Name: _____
Title: _____

- 4 -

CONGRESS FINANCIAL CORPORATION (NEW ENGLAND), as Co-Syndication Agent and Lender

By: _____

Name: _____

Title: _____

GENERAL ELECTRIC CAPITAL CORPORATION, as Co-Syndication Agent and Lender

By: _____

Name: _____Thomas Vamer_____

Title: _____VP_____

THE CIT GROUP/BUSINESS CREDIT, INC.,
as Co-Documentation Agent and Lender

By: _____

Name: _____

Title: _____

PNC BUSINESS CREDIT,
as Co-Syndication Agent and Lender

By: _____

Name: _____

Title: _____

AMSOUTH BANK, as Lender

By: _____

Name: _____

Title: _____

SIEMENS FINANCIAL SERVICES, INC.,
as Lender

By: _____

Name: _____

Title: _____

- 5 -

CONGRESS FINANCIAL CORPORATION (NEW ENGLAND), as Co-Syndication Agent and Lender

By: _____

Name: _____

Title: _____

GENERAL ELECTRIC CAPITAL CORPORATION, as Co-Syndication Agent and Lender

By: _____

Name: _____

Title: _____

THE CIT GROUP/BUSINESS CREDIT, INC., as Co-Documentation Agent and Lender

By: _____

Name: _____

Title: _____

PNC BUSINESS CREDIT, as Co-Syndication Agent and Lender

By: _____

Name: Edward Chonko

Title: Assistant Vice President

AMSOUTH BANK, as Lender

By: _____

Name: _____

Title: _____

SIEMENS FINANCIAL SERVICES, INC., as Lender

By: _____

Name: _____

Title: _____

- 5 -

NY:842712.3

**WEBSTER BUSINESS CREDIT
CORPORATION** (successor-in-interest to IBJ
Whitehall Business Credit Corporation and
Whitehall Business Credit Corporation), as Lender

By: _Christopher Vul_____

Name: _____Christopher IBU_____

Title: _____V.P._____

SOVEREIGN BANK, as Lender

By: _____

Name: _____

Title: _____

- 6 -

NY:842712.3

CONGRESS FINANCIAL CORPORATION (NEW ENGLAND), as Co-Syndication Agent and Lender

By: _____
Name: _____
Title: _____

GENERAL ELECTRIC CAPITAL CORPORATION, as Co-Syndication Agent and Lender

By: _____
Name: _____
Title: _____

THE CIT GROUP/BUSINESS CREDIT, INC.,
as Co-Documentation Agent and Lender

By: _____
Name: _____
Title: _____

PNC BUSINESS CREDIT,
as Co-Syndication Agent and Lender

By: _____
Name: _____
Title: _____

AMSOUTH BANK, as Lender

By: _____
Name: _____
Title: _____

SIEMENS FINANCIAL SERVICES, INC.,
as Lender

By: _____*Frank Amodio*_____
Name: _____FRANK AMODIO_____
Title: _____VP - CREDIT_____

NY:842712.3

**CONGRESS FINANCIAL CORPORATION
(NEW ENGLAND),** as Co-Syndication Agent and
Lender

By: _____
Name: _____
Title: _____

**GENERAL ELECTRIC CAPITAL
CORPORATION,** as Co-Syndication Agent and
Lender

By: _____
Name: _____
Title: _____

THE CIT GROUP/BUSINESS CREDIT, INC.,
    as Co-Documentation Agent and Lender

By: _____
Name: _____Alan Strauss_____
Title: _Vice President_____

PNC BUSINESS CREDIT,
    as Co-Syndication Agent and Lender

By: _____
Name: _____
Title: _____

AMSOUTH BANK, as Lender

By: _____
Name: _____
Title: _____

SIEMENS FINANCIAL SERVICES, INC.,
    as Lender

By: _____
Name: _____
Title: _____

-5-

**CONGRESS FINANCIAL CORPORATION
(CENTRAL), as Co-Syndication Agent and Lender**

By: _____

Name: Anthony Vizgirda

Title: First Vice President

**GENERAL ELECTRIC CAPITAL
CORPORATION, as Co-Syndication Agent and
Lender**

By: _____

Name: _____

Title: _____

THE CIT GROUP/BUSINESS CREDIT, INC.,
   as Co-Documentation Agent and Lender

By: _____

Name: _____

Title: _____

PNC BUSINESS CREDIT,
   as Co-Syndication Agent and Lender

By: _____

Name: _____

Title: _____

AMSOUTH BANK, as Lender

By: _____

Name: _____

Title: _____

SIEMENS FINANCIAL SERVICES, INC.,
   as Lender

By: _____

Name: _____

Title: _____

**WHITEHALL BUSINESS CREDIT
CORPORATION** (successor-in-interest to IBJ
Whitehall Business Credit Corporation), as Lender

- 5 -

**CONGRESS FINANCIAL CORPORATION
(NEW ENGLAND),** as Co-Syndication Agent and
Lender

By: _____
Name: _____
Title: _____

**GENERAL ELECTRIC CAPITAL
CORPORATION,** as Co-Syndication Agent and
Lender

By: _____
Name: _____
Title: _____

THE CIT GROUP/BUSINESS CREDIT, INC.,
   as Co-Documentation Agent and Lender

By: _____
Name: _____
Title: _____

PNC BUSINESS CREDIT,
   as Co-Syndication Agent and Lender

By: _____
Name: _____
Title: _____

AMSOUTH BANK, as Lender

By: _____
Name: ___Kathleen F. D'Angelo_____
Title: ___Attorney-In-Fact_____

SIEMENS FINANCIAL SERVICES, INC.,
   as Lender

By: _____
Name: _____
Title: _____

**WHITEHALL BUSINESS CREDIT
CORPORATION** (successor-in-interest to IBJ
Whitehall Business Credit Corporation), as Lender

By: _____
Name: _____
Title: _____

SOVEREIGN BANK, as Lender

By: _Charles H. McEnergy Jr._
Name: CHARLES H. McENERGY JR
Title: VICE PRESIDENT

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NY:842712.3